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[Letterhead of Fulbright & Jaworski L.L.P]

August 12, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Republic Airways Holdings Inc. (the "Company") Sec File No. 000-49697

Ladies and Gentlemen:

        On behalf of the Company, we hereby apply for withdrawal of the Registration Statement on Form 8-A filed on June 17, 2002. The Company intends to refile a Registration Statement on Form 8-A (the 'New Form 8-A') on a date which is closer to the anticipated effective date of the Company's Registration Statement on Form S-1 (File No. 333-84092) (the '1933 Act Filing') with a request to accelerate the effectiveness of the New Form 8-A to the date that the 1933 Act Filing is to become effective.

        If you should need any additional information, please contact the undersigned at (212) 318-3169 or Joshua M. Wepman of this office at (212) 318-3298.

Very truly yours,
/s/ Jonathan Olefson
Jonathan Olefson

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